Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period and the Year Ended December 31, 2017 and Increases Cash Distribution

MONACO, January 31, 2018, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period and the year ended December 31, 2017.

Highlights

•                  Post quarter-end, completed public offering of 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”), raising gross proceeds of $115.0 million and net proceeds of $111.0 million.

•                  Post quarter-end, prepaid in full the remaining $29.8 million balance of the junior tranche of the credit agreement entered into on February 18, 2016 (the “Five Vessel Refinancing”), due in April 2018.

•                  Completed the acquisition of the Solaris from GasLog Ltd. (“GasLog”) for $185.9 million, with attached multi-year charter to a subsidiary of Royal Dutch Shell plc (“Shell”).

•                  Quarterly Revenues, Profit, Adjusted Profit(1) and EBITDA(1) of $77.3 million, $29.0 million, $25.6 million and $56.4 million, respectively.

•                  Highest-ever quarterly Partnership Performance Results(2) for Revenues, Profit, EBITDA(1) and Distributable cash flow (1) of $76.2 million, $28.4 million, $55.4 million and $26.9 million, respectively.

•                  Annual Revenues, Profit, Adjusted Profit(1) and EBITDA(1) of $311.5 million, $112.8 million, $110.9 million and $233.0 million, respectively.

•                  Highest-ever annual Partnership Performance Results(2) for Revenues, Profit, Adjusted Profit(1), Adjusted EBITDA(1) and Distributable cash flow (1) of $269.1 million, $94.1 million, $92.2 million, $196.1 million and $100.6 million, respectively.

•                  Increased cash distribution of $0.5235 per common unit for the fourth quarter of 2017, 1.2% higher than the third quarter of 2017 and 6.8% higher than the fourth quarter of 2016.

•                  Distribution coverage ratio(3) of 1.18x, including the impact of the scheduled dry-docking of the GasLog Shanghai.

(1)                Adjusted Profit, EBITDA and Distributable cash flow are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For definition and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

(2)                Partnership Performance Results represent the results attributable to GasLog Partners which are non-GAAP financial measures. For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(3)     Distribution coverage ratio represents the ratio of Distributable cash flow to the cash distribution declared. For the definition and reconciliation of Distributable cash flow to the most directly comparable financial measure calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

CEO Statement

Mr. Andrew Orekar, Chief Executive Officer, commented: “Following the successful acquisition of the Solaris, GasLog Partners delivered our highest-ever quarterly Partnership Performance Results for Revenues, EBITDA and Distributable cash flow, among other metrics. As a result of this strong performance, we are increasing our cash distribution for the fifth consecutive quarter to $0.5235 per unit, or $2.094 per unit annualized, while maintaining conservative distribution coverage.

2017 was a significant year for GasLog Partners on several measures. We completed three LNG carrier acquisitions from our general partner sponsor, GasLog, raised $281.1 million in net equity proceeds and retired $153.8 million in total debt. The Partnership’s fleet now stands at 12 wholly owned LNG carriers with multiple years of visible, contracted cash flows, notwithstanding scheduled charter expirations. With this quarter’s distribution increase, GasLog Partners has grown distributions per unit by 6.8% year-on-year and by 39.6% since our initial public offering (“IPO”), representing a 10% compound annual growth rate.

On January 17, 2018, we successfully completed an offering of perpetual preference units, generating $111.0 million of net proceeds and demonstrating our continued access to growth capital at an attractive cost. The offering substantially addresses the Partnership’s equity needs to deliver year-on-year distribution growth of 5% to 7% in 2018. This guidance is supported by our acquisitions completed in 2017, our drop-down pipeline and our strong liquidity position, while also taking account of the three scheduled vessel dry-dockings and three vessels whose current charters end this year. While LNG shipping spot rates continue to be volatile, the recent improvement in headline rates to above mid-cycle levels gives us confidence in a continuing market recovery.”

Issuance of Series B Preference Units

On January 17, 2018, GasLog Partners completed a public offering of 4,600,000 8.200% Series B Preference Units (including 600,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Series B Preference Units), liquidation preference $25.00 per unit, at a price to the public of $25.00 per preference unit. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $111.0 million. The Series B Preference Units are listed on the New York Stock Exchange under the symbol “GLOP PR B”. The initial distribution on the Series B Preference Units will be payable on March 15, 2018.

Acquisition of the Solaris

On October 20, 2017, GasLog Partners acquired 100% of the shares in the entity that owns and charters to Shell the Solaris from GasLog. The Solaris is a 155,000 cubic meter (“cbm”) tri-fuel diesel electric (“TFDE”) LNG carrier built in 2014 and operated and managed by Shell since delivery. The vessel is currently on a multi-year time charter with a subsidiary of Shell through June 2021 and Shell has two consecutive five-year extension options which, if exercised, would extend the charter for a period of either five or ten years.

The aggregate purchase price for the acquisition was $185.9 million, which included $1.0 million for positive net working capital balances transferred with the vessel. GasLog Partners financed the acquisition with cash on hand, including proceeds from the ongoing execution of our at-the-market common equity offering programme (“ATM Programme”) described below, and the assumption of the Solaris’ outstanding indebtedness of $116.5 million.

ATM Programme

On May 16, 2017, GasLog Partners commenced an ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100.0 million in accordance with the terms of an equity distribution agreement entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC have agreed to act as sales agents. On November 3, 2017, the size of the ATM Programme was increased to $144.0 million and UBS Securities LLC was included as a sales agent. During the fourth quarter of 2017, GasLog Partners issued and received payment for 385,520 common units at a weighted average price of $23.31 per common unit for total gross proceeds of $9.0 million and net proceeds of $8.5 million, after broker commissions of $0.1 million and other expenses of $0.4 million. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 7,868 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $0.2 million.

Since the commencement of the ATM Programme through December 31, 2017, GasLog Partners has issued and received payment for a total of 2,737,405 common units, with cumulative gross proceeds of $62.9 million at a weighted average price of $22.97 per unit, representing a discount of 0.5% to the volume weighted average trading price of GasLog Partners’ common units on the days on which new common units were issued. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 55,866 general partner units to its general partner. The cumulative net proceeds from the ATM Programme and the issuance of general partner units for the year ended December 31, 2017 were $62.5 million.

Financial Summary

	IFRS Common Control Reported Results(1)
	For the three months ended			For the year ended
(All amounts expressed in thousands of U.S. dollars)	December 31, 2016	December 31, 2017	% change	December 31, 2016	December 31, 2017	% change
Revenues	78,625	77,347	(2%)	282,343	311,469	10%
Profit	34,634	28,960	(16%)	92,469	112,833	22%
Adjusted Profit(2)	30,462	25,605	(16%)	102,203	110,872	8%
EBITDA(2)	60,696	56,437	(7%)	210,450	233,042	11%

(1)     “IFRS Common Control Reported Results” represent the results of GasLog Partners in accordance with IFRS. Such results include amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog, as the transfers of such vessels was accounted for as a reorganization of entities under common control for IFRS accounting purposes. The unaudited condensed consolidated financial statements of the Partnership accompanying this press release are prepared under IFRS on this basis.

(2)     Adjusted Profit and EBITDA are non-GAAP financial measures. For definition and reconciliation of these measures to the most directly comparable financial measure presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

The decrease in Profit and Adjusted Profit in the fourth quarter of 2017 as compared to the fourth quarter of 2016 is mainly attributable to a decrease of $4.4 million in profit from operations, primarily due to the scheduled dry-docking of the GasLog Shanghai completed in November 2017 and increased operating expenses resulting from increased crew wages and technical maintenance expenses.

The increase in Profit for the year ended December 31, 2017, as compared to the year ended December 31, 2016, is mainly attributable to an increase of $18.0 million in profit from operations ($29.5 million increase in Revenues and $23.8 million increase in EBITDA) from the full operation of the GasLog Greece and the GasLog Geneva, delivered in March 2016 and September 2016, respectively, and an increase of $6.3 million in non-cash gain on interest rate swaps, partially offset by an increase of $1.8 million in administrative fees resulting from the drop-downs to the Partnership of the GasLog Seattle, the GasLog Greece, the GasLog Geneva and the Solaris.

	Partnership Performance Results(1)
	For the three months ended			For the year ended
(All amounts expressed in thousands of U.S. dollars)	December 31, 2016	December 31, 2017	% change	December 31, 2016	December 31, 2017	% change
Revenues	55,978	76,219	36%	206,424	269,071	30%
Profit	24,827	28,438	15%	77,270	94,117	22%
Adjusted Profit(2)	20,655	25,083	21%	73,098	92,156	26%
EBITDA(2)	41,633	55,358	33%	148,885	196,133	32%
Distributable cash flow(2),(3)	23,541	26,934	14%	83,660	100,551	20%
Cash distributions declared	19,549	22,845	17%	69,416	86,344	24%

(1)     “Partnership Performance Results” represent the results attributable to GasLog Partners. Such results are non-GAAP measures and exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfers to GasLog Partners from GasLog, as the Partnership is not entitled to the cash or results generated in the periods prior to such transfers. Such results are included in the GasLog Partners’ results in accordance with IFRS because the transfer of the vessel owning entities by GasLog to the Partnership represents a reorganization of entities under common control and the Partnership reflects such transfers retroactively under IFRS. GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership necessary to understand the underlying basis for the calculations of the quarterly distribution and earnings per unit, which similarly exclude the results of vessels prior to their transfer to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results. For definitions and reconciliations of these measurements to the most directly comparable financial measures presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(2)     Adjusted Profit, EBITDA and Distributable cash flow are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS. For definition and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

(3)     After giving effect to preference unit distributions declared.

The increases in the Partnership Performance Results in the fourth quarter of 2017 as compared to the fourth quarter of 2016 are mainly attributable to an increase of $21.7 million in Revenues, $9.0 million in Profit and $17.8 million in EBITDA due to the acquisitions of the GasLog Seattle, the GasLog Greece, the GasLog Geneva and the Solaris by the Partnership on November 1, 2016, May 3, 2017, July 3, 2017 and October 20, 2017, respectively, partially offset by a decrease in profit from operations from the remaining fleet, mainly due to the scheduled dry-docking of the GasLog Shanghai completed in November 2017 and increased crew wages and technical maintenance expenses.

The increases in the Partnership Performance Results for the year ended December 31, 2017, as compared to the year ended December 31, 2016, are attributable to an increase of $61.9 million in Revenues, $36.5 million in profit from operations and $49.4 million in EBITDA from the acquisitions of the GasLog Seattle, the GasLog Greece, the GasLog Geneva and the Solaris by the Partnership on November 1, 2016, May 3, 2017, July 3, 2017 and October 20, 2017, respectively, which was partially offset by an increase of $17.4 million in net financial costs (comprising financial costs, net of gain on interest rate swaps and financial income), mainly resulting from the mark-to-market valuation of the interest rate swaps and the increased weighted average outstanding debt, an increase of $1.8 million in administrative fees resulting from the drop-downs of the GasLog Seattle, the GasLog Greece, the GasLog Geneva and the Solaris to the Partnership and increased crew wages and technical maintenance expenses.

Preference Unit Distribution

On November 16, 2017, the board of directors of GasLog Partners approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit. The cash distribution was paid on December 15, 2017 to all unitholders of record as of December 8, 2017.

Common Unit Distribution

On January 30, 2018, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.5235 per common unit for the quarter ended December 31, 2017. The cash distribution is payable on February 14, 2018 to all unitholders of record as of February 9, 2018.

Liquidity and Financing

As of December 31, 2017, we had $142.5 million of cash and cash equivalents, of which $101.3 million was held in current accounts and $41.2 million was held in time deposits.

As of December 31, 2017, we had an aggregate of $1,155.6 million of indebtedness outstanding under our credit facilities of which $103.8 million is repayable within one year. In addition, we had unused availability under our revolving credit facilities of $55.9 million.

On October 20, 2017, in connection with the acquisition of GAS-eight Ltd., the entity that owns the Solaris, the Partnership paid GasLog $70.6 million representing the difference between the $185.9 million aggregate purchase price and the $116.5 million of outstanding indebtedness of the acquired entity assumed by GasLog Partners less an adjustment of $1.2 million in order to maintain the agreed working capital position in the acquired entity of $1.0 million.

As of December 31, 2017, the Partnership has hedged 41.7% of its floating interest rate exposure on its outstanding debt at a weighted average interest rate of approximately 1.7% (excluding margin).

As of December 31, 2017, our current assets totaled $151.3 million and current liabilities totaled $148.2 million, resulting in a positive working capital position of $3.1 million.

On January 5, 2018, the respective subsidiaries of GasLog Partners prepaid in full the outstanding $29.8 million of the junior tranche of the Five Vessel Refinancing, which would have been due in April 2018.

The GasLog Santiago, the GasLog Sydney and the GasLog Seattle are expected to carry out scheduled dry-dockings, of which two will take place during the second quarter of 2018 and one in the fourth quarter of 2018. In addition to the normal cost of the scheduled dry-dockings for which provisions are made through our dry-docking reserves in our Distributable cash flow calculations, we plan to make certain investments in two of the vessels with scheduled dry-dockings in 2018 with the aim of enhancing their operational performance at a total cost of approximately $28 million, which is expected to be capitalized as part of the respective vessel’s cost. Of the total cost of approximately $28 million, approximately $4 million has already been paid. As a result of the additional work required, we expect the dry-dockings for these two vessels to last somewhat longer than would normally be the case. The additional time required for such work is expected to be around ten days per vessel but this is yet to be finally verified.

LNG Market Update and Outlook

The fourth quarter of 2017 witnessed the start-up of Chevron’s Wheatstone LNG project in Australia, Novatek’s Yamal Train 1 in Russia, and Dominion’s Cove Point project in the United States, building on the momentum in the expansion of global liquefaction capacity seen throughout 2017. In total, over 30 million tonnes per annum (“mtpa”) of new nameplate capacity came online in 2017, an increase of 11% over 2016. Looking ahead, Ichthys, Wheatstone Train 2, Cameroon, Elba Island, Prelude and Yamal Train 2 are expected to begin production this year, adding a further approximately 25 mtpa of nameplate capacity, a projected increase of 9% over 2017.

Further out, the long-term outlook for incremental LNG supply and demand continues to gather momentum as witnessed by Cheniere’s recent sale and purchase agreement with Trafigura under which it agreed to supply 1 mtpa of LNG over 15 years beginning in 2019 and Tohoku Electric’s 0.2 mtpa off-take contract with Area 1 in Mozambique. While only one final investment decision (“FID”) was made last year (ENI’s 3.4 mtpa Coral FLNG), various sources project a shortfall of LNG by between 2021 and 2023, implying the need for additional project sanctions over the next 1-3 years.

Demand for LNG in 2017 was stronger than expected, growing an estimated 12% over 2016. More specifically, Chinese demand grew by almost 50% year-on-year, overtaking South Korea as the world’s second largest consumer of LNG as the country seeks to introduce more natural gas into its energy mix. Elsewhere in Asia, demand from Japan remained steady while South Korea and Taiwan grew 10% and 14%, respectively. Strong seasonal demand from Asia drove spot LNG prices to over $11/mmBTU in recent weeks, widening the west-east arbitrage window for sending Atlantic Basin LNG into Asia, expanding ton miles and driving incremental demand for LNG shipping capacity.

In the LNG shipping spot market, TFDE headline rates, as reported by Clarksons, rose through the end of the fourth quarter, reaching a peak of $82,000 per day in late December, an increase of 82% from the same time in 2016. This improvement in rates, combined with only ten newbuild orders last year, gives us confidence in the sustainability of the current market recovery. While we expect there to be seasonality in both LNG prices and LNG shipping spot rates during 2018, the longer-term outlook for LNG shipping day rates remains positive.

It may take time before the strength in the spot market observed this winter translates into the multi-year charter market as we are in the early stages of the recovery. However, we are observing increasing levels of tendering activity for charters ranging from multi-month to multi-year, an encouraging development as we look to fix our open days for GasLog Partners’ three vessels whose current charters end in 2018. In addition, some off-takers for LNG projects scheduled to begin production over the next two years have yet to secure their shipping requirements. We expect a number of vessels for these projects to be sourced from vessels currently operating in the short-term market, but also expect the coming increase in LNG supply to require additional LNG carriers beyond those currently on the water and in the orderbook.

Conference Call

GasLog Partners will host a conference call to discuss its results at 8:30 a.m. EST (1:30 p.m. GMT) on Wednesday, January 31, 2018. Andrew Orekar, Chief Executive Officer, and Alastair Maxwell, Chief Financial Officer, will review the Partnership’s operational and financial performance for the period.  Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 253 8928 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

Conference ID: 6975568

A live webcast of the conference call will also be available on the investor relations page of the Partnership’s website at http://www.gaslogmlp.com/investor-relations.

For those unable to participate in the conference call, a replay will also be available from 2:00 p.m. EST (7:00 p.m. GMT) on Wednesday, January 31, 2018 until 11:59 p.m. EST (3:59 a.m. GMT) on Thursday, February 7, 2018.

The replay dial-in numbers are as follows:

+1 855 859 2056 (USA)

+44 20 3107 0235 (United Kingdom)

+33 1 70 80 71 79 (France)

Conference ID: 6975568

The replay will also be available via a webcast on the investor relations page of the Partnership’s website at http://www.gaslogmlp.com/investor-relations.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of twelve LNG carriers with an average carrying capacity of approximately 154,000 cbm. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•                  general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•                  fluctuations in charter hire rates and vessel values;

•                  changes in our operating expenses, including crew wages, dry-docking and insurance costs and bunker prices;

•                  number of off-hire days and dry-docking requirements including our ability to successfully complete scheduled dry-dockings on time and within budget;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter commitments, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact the rate at which we can charter such vessels;

•                  our ability to secure new multi-year charters, at economically attractive rates;

•                  fluctuations in prices for crude oil, petroleum products and natural gas;

•                  our ability to expand our fleet by acquiring vessels from our drop-down pipeline at GasLog;

•                  our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•                  the ability of GasLog to maintain long-term relationships with major energy companies;

•                  changes in the ownership of our charterers;

•                  our customers’ performance of their obligations under our time charters and other contracts;

•                  our future operating performance, financial condition, liquidity and cash available for dividends and distributions;

•                  our ability to acquire assets in the future, including vessels from GasLog;

•                  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility with GasLog entered into on April 3, 2017 and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                  future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•                  the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•                  risks inherent in ship operation, including the discharge of pollutants;

•                  GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  potential liability from future litigation;

•                  our business strategy and other plans and objectives for future operations;

•                  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and

•                  other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 13, 2017, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3100

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1-212-223-0643

Email: ir@gaslogmlp.com

EXHIBIT I — Unaudited Interim Financial Information: IFRS Common Control Reported Results

Unaudited condensed consolidated statements of financial position

As of December 31, 2016 and December 31, 2017

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	December 31, 2016	December 31, 2017
Assets
Non-current assets
Other non-current assets	928	—
Derivative financial instruments	6,008	6,038
Vessels	2,014,783	1,953,057
Total non-current assets	2,021,719	1,959,095
Current assets
Trade and other receivables	4,201	3,629
Inventories	2,808	2,565
Due from related parties	—	475
Prepayments and other current assets	1,554	1,502
Derivative financial instruments	—	577
Short-term investments	6,000	—
Cash and cash equivalents	56,506	142,547
Total current assets	71,069	151,295
Total assets	2,092,788	2,110,390
Partners’ equity and liabilities
Partners’ equity
Owners’ capital	155,669	—
Common unitholders (24,572,358 units issued and outstanding as of December 31, 2016 and 41,002,121 units issued and outstanding as of December 31, 2017)	565,408	752,456
Subordinated unitholders (9,822,358 units issued and outstanding as of December 31, 2016, nil units issued and outstanding as of December 31, 2017)	60,988	—
General partner (701,933 units issued and outstanding as of December 31, 2016 and 836,779 units issued and outstanding as of December 31, 2017)	10,095	11,781
Incentive distribution rights	5,878	6,596
Preference unitholders (nil units issued and outstanding as of December 31, 2016 and 5,750,000 units issued and outstanding as of December 31, 2017)	—	139,321
Total partners’ equity	798,038	910,154
Current liabilities
Trade accounts payable	2,251	4,636
Due to related parties	5,610	230
Derivative financial instruments	1,836	269
Other payables and accruals	40,105	39,255
Borrowings—current portion	73,922	103,829
Total current liabilities	123,724	148,219
Non-current liabilities
Borrowings—non-current portion	1,170,844	1,051,767
Other non-current liabilities	182	250
Total non-current liabilities	1,171,026	1,052,017
Total partners’ equity and liabilities	2,092,788	2,110,390

Unaudited condensed consolidated statements of profit or loss

For the three-month periods and the years ended December 31, 2016 and December 31, 2017

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	For the three months ended		For the year ended
	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017
Revenues	78,625	77,347	282,343	311,469
Vessel operating costs	(13,829)	(16,186)	(55,424)	(60,015)
Voyage expenses and commissions	(995)	(971)	(3,842)	(3,904)
Depreciation	(16,952)	(17,086)	(61,770)	(67,726)
General and administrative expenses	(3,105)	(3,753)	(12,627)	(14,508)
Profit from operations	43,744	39,351	148,680	165,316
Financial costs	(12,795)	(13,814)	(49,579)	(53,602)
Financial income	62	317	205	998
Gain/(loss) on interest rate swaps	3,623	3,106	(6,837)	121
Total other expenses, net	(9,110)	(10,391)	(56,211)	(52,483)
Profit for the period	34,634	28,960	92,469	112,833
Less:
Profit attributable to GasLog’s operations	(9,807)	(522)	(15,199)	(18,716)
Profit attributable to Partnership’s operations	24,827	28,438	77,270	94,117
Partnership’s profit attributable to:
Common units	15,206	23,333	49,886	76,347
Subordinated units	6,079	—	21,049	5,085
General partner units	496	508	1,545	1,728
Incentive distribution rights	3,046	1,497	4,790	3,208
Preference units	—	3,100	—	7,749

Earnings per unit for the period:
Common unit (basic)	0.62	0.57	2.18	2.09
Common unit (diluted)	0.62	0.57	2.17	2.09
Subordinated unit	0.62	N/A	2.14	0.52
General partner unit	0.71	0.61	2.31	2.18

Unaudited condensed consolidated statements of cash flows

For the years ended December 31, 2016 and December 31, 2017

(All amounts expressed in thousands of U.S. Dollars)

	For the year ended
	December 31, 2016	December 31, 2017
Cash flows from operating activities:
Profit for the period	92,469	112,833
Adjustments for:
Depreciation	61,770	67,726
Financial costs	49,579	53,602
Financial income	(205)	(998)
Unrealized loss/(gain) on interest rate swaps held for trading	1,570	(2,174)
Recycled loss of cash flow hedges reclassified to profit or loss	2,527	—
Share-based compensation	480	850
	208,190	231,839
Movements in working capital	13,656	(4,880)
Cash provided by operations	221,846	226,959
Interest paid	(30,797)	(46,832)
Net cash provided by operating activities	191,049	180,127
Cash flows from investing activities:
Payments for vessels’ additions	(337,647)	(4,765)
Financial income received	201	991
Purchase of short-term investments	(4,500)	—
Maturity of short-term investments	—	6,000
Net cash (used in)/provided by investing activities	(341,946)	2,226
Cash flows from financing activities:
Borrowings drawdowns	886,837	60,000
Borrowings repayments	(625,160)	(153,756)
Payment of loan issuance costs	(19,223)	(1,594)
Payments for interest rate swaps termination	(10,647)	—
Cash distribution to GasLog in exchange for contribution of net assets	(68,142)	(192,168)
Proceeds from public offerings of common units and issuance of general partner units (net of underwriting discounts and commissions)	53,826	144,297
Proceeds from public offering of preference units (net of underwriting discounts and commissions)	—	139,222
Payment of offering costs	(454)	(2,033)
Distributions paid	(65,577)	(90,280)
Dividend due to GasLog before vessels’ drop-down	(10,800)	—
Net cash provided by/(used in) financing activities	140,660	(96,312)
(Decrease)/increase in cash and cash equivalents	(10,237)	86,041
Cash and cash equivalents, beginning of the period	66,743	56,506
Cash and cash equivalents, end of the period	56,506	142,547

EXHIBIT II

Non-GAAP Financial Measures:

Reconciliation of IFRS Common Control Reported Results in our Financial Statements to Partnership Performance Results:

Our Partnership Performance Results presented below are non-GAAP measures and exclude amounts related to GAS-seven Ltd. (the owner of the GasLog Seattle), GAS-eleven Ltd. (the owner of the GasLog Greece), GAS-thirteen Ltd. (the owner of the GasLog Geneva) and GAS-eight Ltd. (the owner of the Solaris), for the periods prior to their transfers to the Partnership on November 1, 2016, May 3, 2017, July 3, 2017 and October 20, 2017, respectively. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS, GAS-seven Ltd., GAS-eleven Ltd., GAS-thirteen Ltd. and GAS-eight Ltd. were not owned by the Partnership prior to their respective transfers to the Partnership in November 2016, May 2017, July 2017 and October 2017, and accordingly the Partnership was not entitled to the cash or results generated in the periods prior to such transfers.

Our IFRS Common Control Reported Results presented below include the accounts of the Partnership and its subsidiaries. Transfers of vessel owning subsidiaries from GasLog are accounted for as reorganizations of entities under common control and the Partnership’s consolidated financial statements are restated to reflect such subsidiaries from the date of their incorporation by GasLog as they were under the common control of GasLog.

GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership which is necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of acquired vessels prior to their transfer to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes for the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

	For the three months ended December 31, 2016			For the year ended December 31, 2016
(All amounts expressed in U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	22,647	55,978	78,625	75,919	206,424	282,343
Vessel operating costs	(2,984)	(10,845)	(13,829)	(11,945)	(43,479)	(55,424)
Voyage expenses and commissions	(288)	(707)	(995)	(1,001)	(2,841)	(3,842)
Depreciation	(4,890)	(12,062)	(16,952)	(16,540)	(45,230)	(61,770)
General and administrative expenses	(312)	(2,793)	(3,105)	(1,408)	(11,219)	(12,627)
Profit from operations	14,173	29,571	43,744	45,025	103,655	148,680
Financial costs	(4,374)	(8,421)	(12,795)	(19,392)	(30,187)	(49,579)
Financial income	8	54	62	26	179	205
Gain/(loss) on interest rate swaps	—	3,623	3,623	(10,460)	3,623	(6,837)
Total other expenses, net	(4,366)	(4,744)	(9,110)	(29,826)	(26,385)	(56,211)
Profit for the period	9,807	24,827	34,634	15,199	77,270	92,469

	For the three months ended December 31, 2017			For the year ended December 31, 2017
(All amounts expressed in U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	1,128	76,219	77,347	42,398	269,071	311,469
Vessel operating costs	(17)	(16,169)	(16,186)	(4,323)	(55,692)	(60,015)
Voyage expenses and commissions	(14)	(957)	(971)	(527)	(3,377)	(3,904)
Depreciation	(301)	(16,785)	(17,086)	(9,533)	(58,193)	(67,726)
General and administrative expenses	(18)	(3,735)	(3,753)	(639)	(13,869)	(14,508)
Profit from operations	778	38,573	39,351	27,376	137,940	165,316
Financial costs	(257)	(13,557)	(13,814)	(8,686)	(44,916)	(53,602)
Financial income	1	316	317	26	972	998
Gain on interest rate swaps	—	3,106	3,106	—	121	121
Total other expenses, net	(256)	(10,135)	(10,391)	(8,660)	(43,823)	(52,483)
Profit for the period	522	28,438	28,960	18,716	94,117	112,833

EXHIBIT III

Non-GAAP Financial Measures:

EBITDA is defined as earnings before interest income and expense, gain/loss on interest rate swaps, taxes, depreciation and amortization. Adjusted Profit represents earnings before (a) non-cash gain/loss on interest rate swaps that includes unrealized gain/loss on interest rate swaps held for trading and recycled loss of cash flow hedges reclassified to profit or loss and (b) write-off of unamortized loan fees. EBITDA and Adjusted Profit, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA and Adjusted Profit assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA, financial costs, gain/loss on interest rate swaps, taxes, depreciation and amortization; and in the case of Adjusted Profit, non-cash gain/loss on interest rate swaps and write-off of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA does not reflect any cash requirements for such replacements. It is not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate this measure differently to how we do, limiting its usefulness as a comparative measure. EBITDA excludes some, but not all, items that affect profit or loss and these measures may vary among other companies. Therefore, EBITDA as presented herein may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to profit, the most directly comparable IFRS financial measure, for the periods presented.

EBITDA and Adjusted Profit are presented on the basis of IFRS Common Control Reported Results and Partnership Performance Results. Partnership Performance Results are non-GAAP measures. The difference between IFRS Common Control Reported Results and Partnership Performance Results are results attributable to GasLog, as set out in the reconciliations below.

Reconciliation of Profit to EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	IFRS Common Control Reported Results		Partnership Performance Results
	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017
Profit for the period	34,634	28,960	24,827	28,438
Depreciation	16,952	17,086	12,062	16,785
Financial costs	12,795	13,814	8,421	13,557
Financial income	(62)	(317)	(54)	(316)
Gain on interest rate swaps	(3,623)	(3,106)	(3,623)	(3,106)
EBITDA	60,696	56,437	41,633	55,358

	For the year ended
	IFRS Common Control Reported Results		Partnership Performance Results
	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017
Profit for the year	92,469	112,833	77,270	94,117
Depreciation	61,770	67,726	45,230	58,193
Financial costs	49,579	53,602	30,187	44,916
Financial income	(205)	(998)	(179)	(972)
Loss/(gain) on interest rate swaps	6,837	(121)	(3,623)	(121)
EBITDA	210,450	233,042	148,885	196,133

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	IFRS Common Control Reported Results		Partnership Performance Results
	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017
Profit for the period	34,634	28,960	24,827	28,438
Non-cash gain on interest rate swaps	(4,172)	(3,568)	(4,172)	(3,568)
Write-off and accelerated amortization of unamortized loan fees	—	213	—	213
Adjusted Profit	30,462	25,605	20,655	25,083

	For the year ended
	IFRS Common Control Reported Results		Partnership Performance Results
	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017
Profit for the year	92,469	112,833	77,270	94,117
Non-cash loss/(gain) on interest rate swaps	4,097	(2,174)	(4,172)	(2,174)
Write-off and accelerated amortization of unamortized loan fees	5,637	213	—	213
Adjusted Profit	102,203	110,872	73,098	92,156

Distributable Cash Flow

Distributable cash flow means EBITDA, on the basis of the Partnership Performance Results, after considering financial costs for the period, including realized loss on interest rate swaps and excluding amortization of loan fees, estimated dry-docking and replacement capital reserves established by the Partnership and accrued distributions on preference units, whether or not declared. Estimated dry-docking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenue generated by, our capital assets. Distributable cash flow, which is a non-GAAP financial measure, is a quantitative standard used by investors in publicly-traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies. Distributable cash flow has limitations as an analytical tool and should not be considered as an alternative to, or substitute for, or superior to, profit or loss, profit or loss from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. The table below reconciles Distributable cash flow to Profit for the period attributable to the Partnership.

Reconciliation of Partnership’s Profit to Distributable Cash Flow:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the year ended
	December 31, 2016(1)	December 31, 2017(1)	December 31, 2016(1)	December 31, 2017(1)
Partnership’s profit for the period	24,827	28,438	77,270	94,117
Depreciation	12,062	16,785	45,230	58,193
Financial costs	8,421	13,557	30,187	44,916
Financial income	(54)	(316)	(179)	(972)
Gain on interest rate swaps	(3,623)	(3,106)	(3,623)	(121)
EBITDA	41,633	55,358	148,885	196,133
Financial costs (excluding amortization of loan fees) and realized loss on interest rate swaps	(7,991)	(12,332)	(26,929)	(41,722)
Dry-docking capital reserve	(2,325)	(3,441)	(8,829)	(12,234)
Replacement capital reserve	(7,776)	(9,551)	(29,467)	(33,877)
Paid and accrued preferred equity distribution	—	(3,100)	—	(7,749)
Distributable cash flow	23,541	26,934	83,660	100,551
Other reserves (2) (3)	(3,992)	(4,089)	(14,244)	(14,207)
Cash distribution declared	19,549	22,845	69,416	86,344

(1) Excludes amounts related to GAS-seven Ltd., the owner of the GasLog Seattle, GAS-eleven Ltd., the owner of the GasLog Greece, GAS-thirteen Ltd., the owner of the GasLog Geneva, and GAS-eight Ltd., the owner of the Solaris, for the periods prior to their transfers to the Partnership on November 1, 2016, May 3, 2017, July 3, 2017 and October 20, 2017, respectively. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS, GAS-seven Ltd., GAS-eleven Ltd., GAS-thirteen Ltd. and GAS-eight Ltd. were not owned by the Partnership prior to their respective transfers to the Partnership in November 2016, May 2017, July 2017 and October 2017 and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

(2) Refers to reserves (other than the dry-docking and replacement capital reserves) for the proper conduct of the business of the Partnership and its subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership and its subsidiaries).

(3) For the three months ended December 31, 2017, the cash distributions declared and the other reserves have been calculated based on the number of units issued and outstanding as of December 31, 2017.